UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

87184Q206

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q206	13G	Page 2 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 2,124,694 shares of Common Stock (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 2,124,694 shares of Common Stock (1)

9	Aggregate amount beneficially owned by each reporting person 2,124,694 shares of Common Stock (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.99% (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund II, L.P. held 490,700 shares of Common Stock, warrants to purchase 111,428 shares of Common Stock and pre-funded warrants to purchase 89,142 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 59,764 shares of Common Stock, warrants to purchase 13,571 shares of Common Stock and pre-funded warrants to purchase 10,857 shares of Common Stock and (iii) BCLS II Equity Opportunities, LP held 531,940 shares of Common Stock, warrants to purchase 1,063,880 shares of Common Stock and pre-funded warrants to purchase 531,940 shares of Common Stock. As a result of the Beneficial Ownership Blockers (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding shares of Common Stock, representing 2,124,694 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 20,225,921 shares of Common Stock issued and outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and (ii) 1,042,290 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 87184Q206	13G	Page 3 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund II, L.P. held 490,700 shares of Common Stock, warrants to purchase 111,428 shares of Common Stock and pre-funded warrants to purchase 89,142 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 59,764 shares of Common Stock, warrants to purchase 13,571 shares of Common Stock and pre-funded warrants to purchase 10,857 shares of Common Stock and (iii) BCLS II Equity Opportunities, LP held 531,940 shares of Common Stock, warrants to purchase 1,063,880 shares of Common Stock and pre-funded warrants to purchase 531,940 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 2,124,694 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 20,225,921 shares of Common Stock issued and outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and (ii) 1,042,290 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 87184Q206	13G	Page 4 of 8

1	Names of reporting persons BCLS II Equity Opportunities, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund II, L.P. held 490,700 shares of Common Stock, warrants to purchase 111,428 shares of Common Stock and pre-funded warrants to purchase 89,142 shares of Common Stock, (ii) BCIP Life Sciences Associates, LP held 59,764 shares of Common Stock, warrants to purchase 13,571 shares of Common Stock and pre-funded warrants to purchase 10,857 shares of Common Stock and (iii) BCLS II Equity Opportunities, LP held 531,940 shares of Common Stock, warrants to purchase 1,063,880 shares of Common Stock and pre-funded warrants to purchase 531,940 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 2,124,694 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 20,225,921 shares of Common Stock issued and outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and (ii) 1,042,290 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 87184Q206	13G	Page 5 of 8

On September 16, 2022, the Issuer effected a one-for-10 reverse stock split of its issued and outstanding shares of Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every 10 shares of Common Stock issued and outstanding were combined and reclassified into one share of Common Stock. All information in this Schedule 13G gives effect to the Reverse Stock Split.

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Syros Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 35 Cambridge Park Drive, Cambridge, Massachusetts 02140.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund II”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS II Equity Opportunities, LP, a Delaware limited partnership (“BCLS II Equity” and, together with BCLS Fund II and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS Fund II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS Fund II is the manager of BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company (“BCLS II Equity GP” and, together with the Reporting Persons, BCLSI, BCLSI II and Boylston, the “Bain Capital Life Sciences Entities”), which is the general partner of BCLS II Equity.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

BCLS Fund II and BCLSI II are organized under the laws of the Cayman Islands. BCIPLS, BCLS II Equity, BCLSI, Boylston and BCLS II Equity GP are organized under the laws of the State of Delaware.

CUSIP No. 87184Q206	13G	Page 6 of 8

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number

The CUSIP number of the Common Stock is 87184Q206.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2022, (i) BCLS Fund II held 490,700 shares of Common Stock, warrants to purchase 111,428 shares of Common Stock and pre-funded warrants to purchase 89,142 shares of Common Stock, (ii) BCIPLS held 59,764 shares of Common Stock, warrants to purchase 13,571 shares of Common Stock and pre-funded warrants to purchase 10,857 shares of Common Stock and (iii) BCLS II Equity held 531,940 shares of Common Stock, warrants to purchase 1,063,880 shares of Common Stock and pre-funded warrants to purchase 531,940 shares of Common Stock.

The Reporting Persons are prohibited from exercising their warrants or pre-funded warrants if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Blockers”). Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described herein, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding shares of Common Stock, representing 2,124,694 shares of Common Stock as of December 31, 2022.

CUSIP No. 87184Q206	13G	Page 7 of 8

The calculation of beneficial ownership of the Reporting Persons is based on (i) 20,225,921 shares of Common Stock issued and outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and (ii) 1,042,290 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

See Item 4(a) hereof

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) hereof

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 87184Q206	13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2023	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory

BCLS II Equity Opportunities, LP

	By:	BCLS II Equity Opportunities GP, LLC,
its general partner

	By:	Bain Capital Life Sciences Fund II, L.P.,
its manager

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner